Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: RehabCare Group, Inc.
Subject Company: RehabCare Group, Inc.
Commission File Number: 001-14655
The following letter was sent to certain physicians with which Rehabcare Group, Inc. has a business relationship.
Dear Physician Partner:
As a valued physician partner, we wanted to let you know of an important announcement as soon as possible. RehabCare has entered into an agreement with Kindred Healthcare for the acquisition of RehabCare and its subsidiaries, including Triumph Healthcare. Enclosed, you will find the press release announcing the transaction, which is targeted to close on or about June 30, 2011.
Blending the strengths of RehabCare and Kindred will establish the nation’s premier provider of integrated and coordinated services along the post-acute care continuum in local markets. First and foremost, this is about improving lives, and bringing together two strongly aligned organizations with compassionate, dedicated teams of clinicians which will allow each of us to deliver on our promise of helping patients regain their lives.
I expect Kindred to offer to buy out the partnership interest of any physician partner that did not sell when RehabCare offered buy-out options in the spring of last year. If so, the terms of any buy-out will be worked out over the next several months and we will provide further information at that time. Upon close of the transaction, each of our 35 long-term acute care and rehabilitation hospitals will become part of Kindred’s Hospital Division. I will stay on with Kindred in a senior executive position. As we work through the details of the transaction, the Hospital management and support structure going forward will become clearer and we will keep you updated on any anticipated changes.
For our hospitals and partners, the combination of our expertise will mean expanded clinical and operational capabilities, broader reach, increased synergies and a stronger foundation for future growth. As the largest provider of post-acute care, treating more than 60,000 patients each day, I expect our combined company to have a greater opportunity to lead clinical advancements in rehabilitation and long-term acute care and to promote policy change.
I will share additional details with you as soon as they become available. Until the transaction closes, RehabCare and Kindred will continue to operate independently. As always we appreciate your support. If you have any questions, please do not hesitate to contact me at 713-884-2204.
Sincerely,

W. Brock Hardaway
Executive Vice President
Additional Information About this Transaction
In connection with the proposed transaction between Kindred and RehabCare, Kindred will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. RehabCare and Kindred will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by RehabCare and Kindred with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by RehabCare and Kindred with the SEC may also be obtained for free by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”, and Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
RehabCare, Kindred, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can obtain free copies of these documents from RehabCare or Kindred, respectively, from the RehabCare and Kindred websites using the contact information above.
Forward-Looking Statements
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. RehabCare cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving RehabCare and Kindred, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of RehabCare and Kindred stockholders to approve the transaction; failure to obtain the necessary financing for the transaction; the failure to consummate or delay in consummating the proposed merger for other reasons; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Kindred following completion of the proposed transaction; Kindred’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and general economic conditions that are less favorable than expected. Additional factors that may affect future results are contained in RehabCare’s and Kindred’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of RehabCare or Kindred. RehabCare and Kindred disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.